Exhibit B.3(d): Other Pages of CIBC’s 2007 Annual Accountability Report incorporated in Annual Information Form
•	“Public Accountability Statement” pages 15-31

•	“Principal Subsidiaries” page 138

•	“Governance” pages 33-35

•	“Transfer Agent and Registrar” page 161

Public Accountability
Statement
This statement has been published by CIBC and the following affiliates of CIBC: CIBC World Markets Inc.; CIBC Inc.; CIBC World Markets Corp.; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Ltd.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2007	15

Our Clients
CIBC is committed to providing accessible, affordable banking, while protecting our clients and shareholders through strong governance practices. Being the leader in client relationships includes providing advisory solutions, products and services that address the needs of our diverse clients.

16	CIBC Annual Accountability Report 2007

Public Accountability Statement
Providing accessible banking services
CIBC offers a wide range of products and services tailored to meet our clients’ needs.
          Our clients tell us they want to be able to meet their financial needs through many different channels. To accommodate their preferences, CIBC has one of the largest multi-channel networks of the Canadian banks. We provide 24/7 access to our financial services through ABMs, online banking, online brokerage and telephone banking.
          CIBC has the second largest number of ABMs among the Canadian banks with more than 3,700. In 2007, CIBC completed a $90 million upgrade to our ABM network to offer better access for persons with disabilities, enhanced security and new transaction features.
          Through our 1,048 branches across the country, CIBC offers convenient access with extended banking hours and a strong presence in rural communities. In 2007, CIBC announced plans to open 16 new full-service branches across Canada in 2008 — 2009 to provide clients with greater flexibility, access and choice. These branches are part of CIBC’s strategic plan to build, relocate and expand over 70 branches across the country by 2011. CIBC also announced that it would introduce Sunday branch hours in select urban branches beginning in the fall of 2007. We also serve clients through 80 CIBC Wood Gundy locations and more than 200 President’s Choice Financial pavilions.
          CIBC Telephone Banking provides 24/7 service in English, French, Cantonese and Mandarin, as well as an award-winning Interactive Voice Response (IVR) system that offers self-service convenience in these four languages. Existing clients can access information on most types of accounts by phone, including chequing, savings, mortgages, lines of credit and loans and investments.
Serving clients with special needs
Since the commencement of the branch accessibility survey program in mid-2005, we have surveyed most of our branches, including 371 in 2007, to better understand our clients’ accessibility experience. We are using this information to improve accessibility, including parking, building and vestibule access, main branch circulation and counter access.
          CIBC’s Access for All ABM program, now available in almost all CIBC branches, is making banking easier for visually impaired clients, the elderly and persons with restricted mobility.
          We also offer statements to clients in Braille and large print formats at their request, and advanced speech recognition and teletype (TTY) technology through Telephone Banking. CIBC’s websites are designed to make access as easy as possible for hearing- and visually-impaired clients.
          Through the mobile HLC Home Loans Canada mortgage sales force and our CIBC mortgage specialists, we can provide advice to clients on mortgages at their

CIBC Annual Accountability Report 2007	17

home or office if they have mobility restrictions or if they prefer the added convenience.
Aboriginal banking solutions
CIBC is committed to providing comprehensive financial services to meet the personal and business financial needs of the Aboriginal community.
          CIBC serves the Aboriginal community through our national network including seven on-reserve branches and an on-reserve agency. In addition, dedicated advisors offer clients informed advice and integrated financial solutions to meet their specialized requirements.
          In 2007, CIBC contributed more than $900,000 to organizations and programs that support Aboriginal communities.
          We continue to support the development of financial literacy, offering a Personal Financial Planning program* in several Aboriginal communities.
Providing affordable banking solutions
CIBC provides a range of products and services to help make banking more affordable for our clients. Whether they are opening an account, getting a mortgage or choosing a credit card, CIBC offers clients low-cost solutions to meet their needs — from the low fee CIBC Everyday chequing account, to competitive mortgage rates, to no annual fee credit cards.
          Our clients also have access to a low-cost banking alternative through President’s Choice Financial, with in-store pavilions, ABMs, online banking and telephone banking. This year, President’s Choice Financial representatives delivered more than 90 free mortgage seminars to homebuyers across the country.
          CIBC introduced two new mortgage offers to make home buying more affordable for clients. Homebuyers with a 20% down payment can now save money on mortgage insurance premiums, which can be applied against their mortgage principal or fund other home buying expenses. CIBC also launched extended amortizations to make home ownership more affordable today while giving homebuyers the flexibility of shortening their amortization period through increased payments in the future.
Children, youth and students
To help young people get an early start on saving, CIBC offers free banking to clients under 19 years of age through the CIBC SmartStart program. Students can access funds for education expenses with the CIBC Education Line of Credit and discounted fees with CIBC Advantage for students. Those working towards certain professional designations can access competitive lending rates and flexible options through the Professional Edge Student Line of Credit.
Access for All ABMs in
Branches — 3 year trend

CIBC’s Access for All ABMs are installed at wheelchair accessible height and include headphone jacks for audio access; grab bars for persons with mobility impairments; and improved lighting to assist seniors and partially-sighted clients.

*	Known as Personal Planning program in Quebec

18	CIBC Annual Accountability Report 2007

Public Accountability Statement
Seniors — The CIBC 60 Plus Advantage
For clients who are 60 years of age or older, the CIBC 60 Plus Advantage program offers special benefits, such as free transactions and no monthly fee on the CIBC Everyday Chequing Account.
Committed to small businesses
Small businesses are a vital part of Canada’s economy. CIBC is committed to helping small business owners succeed by providing tailored banking solutions to help them achieve their business and personal goals.
          We know that convenience is an important consideration for our small business clients. Small business owners can open business accounts in any CIBC branch, pay bills, transfer funds and apply for credit through remote channels, or assign routine financial transactions to delegates through our CIBC Small Business Customized Access feature. We also offer a choice of no annual fee and annual fee-based small business Visa cards.
          In 2007, we introduced a consolidated online account view for small business owners, including their personal accounts, and we enhanced our capabilities to enable cheque reordering and address changes through remote channels. A new cash back offer enables small business and agricultural clients to invest in their business while receiving a competitive interest rate.
          CIBC continues to support the small business and agriculture industries through investment in the Advancing Canadian Entrepreneurship (ACE) Student Entrepreneur of the Year Award, Canada’s Outstanding Young Farmers Program, the Canadian Junior Achievement Conference and Women in a Home Office (WHO).
Respecting our clients
We are committed to treating our clients with respect, providing products and services in a professional manner and safeguarding our clients’ personal information and privacy.
          Our Service Commitment to You, available in branches and online, outlines our commitment to high-quality client service, fee transparency, privacy protection and confidentiality. The CIBC Code of Conduct for employees and comprehensive ongoing training programs include a strong focus on maintaining our clients’ privacy and confidentiality as well as on detecting fraud and money laundering.
          With the rising frequency and complexity of fraudulent activity faced by Canadian businesses, CIBC Commercial Banking has been working with its clients to help safeguard their businesses against fraud. Sessions were held with business leaders across the country to help them understand and avoid issues such as cheque fraud, internal fraud, transaction fraud and loss or theft of important data.
          In 2007, CIBC introduced enhanced security features like a new online security guarantee, anti-skimming devices on all ABMs and innovative CIBC CreditSmart features on CIBC credit cards that include spend and fraud alerts.
          Resolving client complaints at the first point of contact continues to be a priority at CIBC. If a satisfactory resolution is not reached, the client is first referred to a trained Customer Care specialist, and then to the CIBC Ombudsman’s office.
          CIBC will continue to invest in enhanced programs, procedures and training to ensure we continue to fulfill our commitment to clients.
          For information on branch openings and closings, ABM installations and removals and listed affiliates’ debt financing to firms in Canada, please refer to pages 151 to 153.

CIBC Annual Accountability Report 2007	19

Our Employees
CIBC’s vision, mission and values are at the centre of our commitment to create a positive employee experience and a diverse, supportive, results-oriented work environment.
We believe that by creating opportunities to enhance knowledge and skills, providing a safe and healthy workplace, and encouraging a positive work/life balance, our employees will be able to perform at their best, contribute to their communities, and fulfill CIBC’s vision to be the leader in client relationships.
“CIBC has made significant progress in increasing Aboriginal participation in its workforce. Of particular note is CIBC’s ongoing commitment to advancing Aboriginal youth through the promotion of education and scholarships. Through efforts like these, I am confident that we can look forward to the day when Aboriginal people are actively engaged in all areas of financial management.”
Brenda Nadjiwan, Regional Coordinator,
Aboriginal Workforce Participation Initiative, Indian and Northern Affairs, Canada

20	CIBC Annual Accountability Report 2007

Public Accountability Statement
Creating a positive employee experience
Our employees are the most important element of CIBC’s strategy to deliver consistent, sustainable performance over the long term. Our priority is to create a positive employee experience and a supportive work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships.
          In 2007, we began seeking feedback from our employees annually instead of every two years through our Employee Survey. Feedback about what employees are experiencing and how they view the organization is important because it provides information to help make CIBC the best place to work, learn, contribute and succeed. Participation in the 2007 survey was 86%. The Employee Commitment Index, which measures the strength of the overall relationship between employees and the organization, was at its highest level since the index was introduced in 1998. Results further indicated that for a strong majority of employees and leaders, support for CIBC’s values of trust, teamwork, and accountability was high within their teams.
          CIBC’s Code of Conduct is one of the ways we promote CIBC’s values. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. All employees are required to complete annual certification and testing on the Code.
          We are continuing our focus on training and development as a critical element of our employees’ success and CIBC’s success. To help our employees grow, develop and achieve their full potential, we enhanced our Corporate Training and Development group, which is responsible for providing corporate-wide training and development programs in the areas of People Management, Regulatory and Mandatory Training, new employee orientation and core capabilities such as project management and presentation skills.
          In 2007, we invested approximately $54 million globally on training, including governance and regulatory compliance, client service, product knowledge and a broad range of business and technical skills. Training is accessible for all employees through a web-based learning management system.
          We consolidated numerous regulatory training courses into one annual mandatory training program for employees. The annual program incorporates training with respect to CIBC’s vision, mission and values. Additional vision, mission and values training is provided to managers to ensure a healthy, safe and secure workplace.
          CIBC recognizes the importance of retaining and developing our future leaders. In 2007, we created a Talent Management group to identify critical talent and design and deliver talent management programs that will position CIBC to better know our employees and develop them appropriately.
Senior management
representation
rates and goals
(as at Dec. 31, 2006)

%	Rate	Goal

Women	29.0	25.1

Visible minorities	10.9	8.2

Persons with disabilities	5.4	1.9

Aboriginal peoples	0.5	2.6

Workforce
representation
rates and goals
(as at Dec. 31, 2006)

%	Rate	Goal

Women	68.2	62.4

Visible minorities	21.8	20.9

Persons with disabilities	3.9	3.9

Aboriginal peoples	1.6	1.6

CIBC achieved workforce representation goals for women, members of visible minorities, Aboriginal peoples and persons with disabilities.

CIBC Annual Accountability Report 2007	21

          CIBC is committed to building a workforce that reflects the clients and communities we serve. Our eight Affinity Groups, representing more than 2,200 employees, have helped create a workplace that provides equity and opportunity for everyone. By the end of 2006, CIBC had met or exceeded workforce representation goals for the four designated employment equity groups: women, members of visible minorities, Aboriginal peoples and persons with disabilities. Representation goals are based on national labour market availability rates provided by Statistics Canada for each designated group. We are focused on maintaining and growing our representation levels for all groups.
          In 2007, CIBC convened its second National Employment Equity and Diversity Congress. The Congress reviewed the accomplishments of the first year of the current three-year plan and identified key strategies for year two. June 2007 marked CIBC’s 15th annual Diversity Month. During the month, CIBC employees organized more than 150 events, including panel discussions, employee workshops, open houses and cultural festivals.
          On CIBC’s Board of Directors, women hold five of the 17 positions. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs, enabling the Board to maintain the appropriate skill set to oversee CIBC’s businesses and performance.
          CIBC is the first Canadian bank to integrate the Skills International online résumé database of internationally trained professionals into its recruitment management system. This enables access to a pool of internationally educated newcomers to Canada. CIBC’s online career site provides resources to assist newcomers in their job search, including how to obtain foreign credential assessment, tips on effectively communicating education, skills, and work experience, and listings of government and community resources.
          In 2007, CIBC was recognized with a Top Employers for Workplace Diversity award by Canadian Immigrant magazine.
A focus on performance
Managing performance is key to building long-term, sustainable growth for our employees, clients and shareholders.
          CIBC’s Performance Management and Measurement (PMM) process ensures employees are clear about expectations and how their individual goals support the goals of their business and CIBC overall. In addition to goals specific to their roles and line of business, all executives and employees have common goals related to CIBC’s vision, mission and values.
          The overall process, which includes goal setting, a mid-year check and a final year-end performance review, provides the opportunity for managers and employees to:
•	Share ownership for success which includes measures to address developmental needs
•	Have an ongoing dialogue about progress against goals and how to build on success or address any shortfalls
•	Engage in a final year-end review and arrive at a final performance rating
Pay-for-performance is the foundation of CIBC’s compensation philosophy. Most employees participate in variable compensation programs with individual awards based on i) the employee’s results against their scorecard goals; ii) line of business results; and iii) CIBC’s overall performance. Managers assess and evaluate employee performance against both their goals and their contribution relative to their peer group.
          In 2007, the CIBC group of companies paid almost $2.4 billion in base salaries and benefits to our Canadian workforce. Approximately 69% of CIBC employees participate in the employee share purchase plan which allows employees to participate

22	CIBC Annual Accountability Report 2007

Public Accountability Statement
as a shareholder of CIBC through investment in common shares.
          CIBC recognizes and rewards employees who consistently make an outstanding contribution through our Achievers program. Achievers exemplify CIBC’s values of trust, teamwork and accountability. Formal recognition takes place through Quarterly and Annual Awards where top performers are formally recognized for their accomplishments.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits and programs that support the overall health, wellness and long-term financial security of employees.
          To assist in managing rising health care costs, CIBC advocates a smart consumer approach to employee health care. Employees are encouraged to take advantage of CIBC-negotiated discounts, use generic drugs and use pharmacies with lower dispensing fees to proactively manage costs for themselves and for CIBC.
          CIBC also uses an innovative, preventative health care program called Wellness Checkpoint, a confidential, online assessment tool that identifies health risks and provides information about achieving a healthier lifestyle and general health resources. Launched in 2001, more than 11,000 employees have completed the Wellness Checkpoint.
          Our Employee Assistance Program offers advice and assistance in resolving personal and workplace issues, and provides information about community services to help employees balance work and family responsibilities.
          In 2007, CIBC introduced Personal Days to provide employees and managers an additional three days to better balance work and personal obligations. Personal Days cover such things as accommodation for religious holidays, caring for ill family members and other personal/family emergencies and responsibilities.
          CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave. In 2007, CIBC announced the introduction of top-up benefits for birth fathers, which will take effect in May 2008.
          In 2007, CIBC launched its updated and streamlined online health and safety training and required all managers and supervisors to complete the training.
          In 2007, CIBC reported a Disabling Injury Incidence Rate of 0.15, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada. CIBC’s global turnover rate for permanent employees, excluding retirees, was 15.8%.
          For detailed employment figures, see page 154.
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
Short- and long-term
disability new cases/
1,000 employees

	STD	LTD

New cases/1,000 employees	97.1	13.5

CIBC’s industry-leading disability management process encourages communication between managers and employees on disability leave and facilitates their return to work.

CIBC Annual Accountability Report 2007	23

Our Communities
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference through corporate donations, sponsorships and the volunteer spirit of employees. With a strategic focus on youth, education and health and employee support for causes including the Canadian Breast Cancer Foundation CIBC Run for the Cure, the CIBC World Markets Children’s Foundation and the United Way, CIBC is investing in the social and economic development of communities across the country.
“It was daunting when I thought about the debt load for the years of school I would need. Even with working, saving, student loans and bursary applications, there was still a gap. The CIBC Youthvision Scholarship was a positive turning point in my life. I’ll always be grateful to CIBC for the opportunity that was given to not only me, but to others like me.”
Kristopher Keen, CIBC Youthvision scholarship recipient 2000, BA Honours, 2006, Brandon University

24	CIBC Annual Accountability Report 2007

Public Accountability Statement
Making a difference
In 2007, the CIBC group of companies contributed more than $36 million globally to charitable and non-profit initiatives. Of this, more than $27 million was invested in Canada, including more than $20 million in charitable donations, supporting a wide variety of national, regional and local organizations. To see examples of CIBC’s contributions to community organizations by province, see page 155. For information on taxes paid in Canada, see page 154.
Youth
Helping young people achieve their full potential is a priority for our community investment program.
CIBC World Markets Children’s Foundation
On the first Wednesday of December every year, CIBC World Markets sales and trading professionals and CIBC Wood Gundy Investment Advisors in Canada and around the world help create miracles for children. On this day, fees and commissions are donated to children’s charities dedicated to improving the health, well-being and education of children. On December 6th, 2006, CIBC World Markets Miracle Day raised $12.7 million globally. In Canada, Miracle Day generated $3.7 million to support more than 400 children’s charities in communities across the country. Since 1984, Miracle Day has raised more than $180 million to benefit children in our communities around the world.
     In addition to Miracle Day, the CIBC group of companies contributed more than $4 million in 2007 to hundreds of initiatives that support mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with disabilities.
Education
CIBC is committed to investing in the education of Canada’s young people.
CIBC Youthvision Scholarship Program
Through a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada, CIBC provides funding for scholarships and internships to help young Canadians prepare for their future. Thirty scholarships, valued at up to $34,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 11. This program represents a multi-year commitment of more than $10 million. To date, 270 CIBC Youthvision Scholarships have been awarded across Canada.
     On October 1, 2007, Canada Company announced a new educational scholarship fund to support the post-secondary education of children of fallen soldiers. CIBC is providing leadership funding of $1 million over 10 years to this fund.
Contributions
in Canada
($ millions)
As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada
With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

CIBC Annual Accountability Report 2007	25

     In addition, CIBC contributes $100,000 each year to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. The purpose is to meet the financial needs of First Nations, Inuit and Métis students in their pursuit of excellence in all academic disciplines.
     CIBC’s multi-year commitments to universities and colleges across Canada total almost $18 million. Of this, more than $6 million is directed to bursaries and scholarships to enable students to pursue post-secondary studies.
Health
CIBC contributes to organizations that promote the health and well-being of Canadians.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
On September 30, 2007, $26.5 million was raised by more than 170,000 participants in 53 communities in the 16th annual Canadian Breast Cancer Foundation CIBC Run for the Cure. This is the largest, one-day fundraising event for breast cancer in Canada. We are proud of the contribution our employees have made to the Canadian Breast Cancer Foundation (CBCF) over the past 16 years. CBCF is the leading volunteer-led organization in Canada dedicated to creating a future without breast cancer. It was the commitment of CIBC employees to this cause that convinced CIBC to become title sponsor of this event in 1997, a role we have maintained for 11 years.
     Close to 10,000 people participated on Team CIBC in 2007, raising $2.7 million. In addition to this
CIBC Run for the Cure
funds raised
($ millions)
Over the past 16 years, the Run has raised more than $170 million with the aim of creating a future without breast cancer.
Employee as Ambassador
Program participation
(# of participants)
Year-over-year, CIBC employees and retirees demonstrate their volunteer spirit in the communities where they live and work.

26	CIBC Annual Accountability Report 2007

Public Accountability Statement
fundraising achievement, more than 6,000 CIBC employees volunteered in various roles to support the Run at 53 run sites across Canada.
     Further contributions to the health of Canadians include multi-year commitments of more than $19 million to hospitals and health research facilities across Canada. Many of our contributions in health care fund the research and treatment of breast cancer.
Employee as Ambassador Program
CIBC encourages volunteerism among its employees and retirees and supports their commitment to local activities through the Employee as Ambassador Program. Through this initiative, CIBC will donate up to $1,000 to charitable and not-for-profit community organizations where employees volunteer their time and expertise. In 2007, 945 employees and retirees participated in this program, resulting in contributions of more than $650,000. The value of grants made through this program in 2007 increased 13% from 2006.
United Way
As a leader in community investment, CIBC has a long tradition of supporting United Way. Each fall during our “Real Heroes” campaign, our employees and retirees demonstrate their support for local United Way agencies through their fundraising efforts and personal donations. The 2006 CIBC United Way campaign raised $7.8 million, with more than $4.9 million resulting from the generosity and efforts of CIBC employees and retirees. These funds were distributed to 124 United Way agencies across Canada.

CIBC Annual Accountability Report 2007	27

Our Environment
CIBC is committed to being an environmentally responsible organization. We demonstrate this through continued enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
“CIBC took early action amongst its peers in the Canadian banking sector in examining the business risks arising from climate change. Through ongoing dialogue throughout the year, CIBC continues to be responsive to emerging environmental issues we have raised. They seek input from stakeholders on measures to reduce the bank’s own footprint on the related issues of biodiversity protection and forest conservation.”
Robert Walker, Vice President Sustainability, The Ethical Funds Company

28	CIBC Annual Accountability Report 2007

Public Accountability Statement
Our commitment to environmental responsibility
CIBC has a longstanding commitment to being an environmentally responsible organization. Our Corporate Environmental Policy, originally approved by our Board of Directors in 1993 and last updated in 2007, tasks CIBC with responsible conduct in all activities to protect and conserve the environment, safeguard the interests of all stakeholders from unacceptable levels of environmental risk and to support the principles of sustainable development.
     Through ongoing research and benchmarking on relevant environmental issues, CIBC has continued to respond to challenges arising from its business activities. For example, in 2006 we completed a major portfolio risk review related to potential regulatory requirements for mandatory greenhouse gas emission reductions in certain industries. In 2007, we used this study as the foundation for our ongoing research on climate change-related issues and initiatives both in terms of business opportunities and risks pertaining to our major businesses and operations.
Credit and investment risk management
Environmental risk assessment has been incorporated in our commercial and small business credit adjudication processes since the early 1990s. The latest version of our environmental credit standards and procedures was rolled out in 2007 and adds guidance for environmental due diligence on issues such as climate change and biodiversity. As well, it updates requirements for environmental risk assessments associated with client operations. Processes are also in place to ensure that environmental risk factors are appropriately considered in due diligence related to our merchant banking and investment banking activities. Our standards also include requirements for environmental and social risk assessments for project finance transactions in accordance with our commitment to the Equator Principles, to which CIBC has been a signatory since 2003. One new project finance transaction, to which the Equator Principles would apply, was undertaken in 2006.
Stakeholder engagement and disclosure
At CIBC, we recognize that stakeholder engagement is essential to facilitating a broader understanding of environmental issues. Building strategic partnerships, holding forums for multi-stakeholder dialogue and ongoing consultation are avenues we use to engage with our stakeholders. As an example, in 2007, we co-hosted a workshop on Social and Environmental Issues in Oil and Gas Development and Finance. We also continue to engage non-governmental organizations (NGOs) and investors on strategic key issues, including climate change and biodiversity.
     CIBC participates in a variety of national and international environmental associations. In 2007, we continued to chair the North American Task Force
Paper recycling(1)
(tonnes)
In 2007, 9,705 tonnes of paper products were recycled across CIBC’s branch network and office buildings in North America, saving the equivalent of approximately 180,000 trees.
Environmental risk assessment
(# of transaction reviews)
Since 2005, the number of transactions referred to CIBC Environmental Risk Management for specialized environmental credit reviews has increased by 35%.
Apart from environmental risk assessment data, all metrics contained in this report have been provided by third-party service providers/suppliers, and are based upon best available data.

(1)	Numbers have been restated to reflect adjustment in supplier’s methodology.

CIBC Annual Accountability Report 2007	29

of the United Nations Environment Programme’s Finance Initiative (UNEP FI). We are also an active participating member of the Canadian Bankers Association Environmental Issues Specialist Group and the Environmental Bankers Association.
     Our ‘CIBC & the Environment’ internal and external websites are the primary vehicles used to communicate our programs with all stakeholders, along with our environmental e-mail account that encourages dialogue with stakeholders and special interest groups.
     CIBC is both a signatory to and participant in the Carbon Disclosure Project’s fifth information request (CDP5). The CDP5, which represents a group of 315 institutional investors with $41 trillion in assets under management, assesses how the largest companies in the world manage climate change issues. In 2007, CIBC was recognized as “best in class” as one of 68 FT500 companies and one of only 15 financial institutions included in the Carbon Disclosure Project’s global Climate Disclosure Leadership Index. In addition, the Conference Board of Canada selected CIBC as one of 16 Canadian corporations recognized as CDP 2007 — Canada 200 Carbon Disclosure Leaders.
     CIBC World Markets provides extensive analyst coverage of industry segments, which helps build environmental awareness in various markets. In addition, in 2007, articles such as Evaluating Carbon Risk in the Canadian Economy and Weighing Carbon Costs in Canada have provided valuable insight on climate change and its potential market and business impacts in terms of both risks and opportunities.
Minimizing our ‘environmental footprint’
CIBC’s Environmental Management Committee oversees environmental programs and initiatives to reduce the environmental impact of our operations and to verify the effectiveness of our environmental management system.
     Under a program that commenced in 2005, environmental site inspections have been carried out at 1,115 branches across Canada, including 460 in 2007, with the objective of identifying and remediating hazardous materials and environmental risks.
     CIBC participates in waste reduction programs to reduce, reuse and recycle wherever possible. For a fourth consecutive year, waste audits have been conducted across 50 pilot branch locations. Based on 2007 results, our estimated total waste generation across our branch network is 1,105 tonnes, compared to 1,182 tonnes last year. CIBC has a long history

Direct CO2 emissions(1)(2) (thousands of tonnes)	Indirect CO2 emissions(1)(2) (thousands of tonnes)	Energy consumption(2) (thousands of gigajoules)

CIBC’s carbon dioxide (CO2) emissions from the combustion of natural gas and fuel oil were comparable to 2005 levels.	CIBC’s carbon dioxide (CO2) emissions from employee business travel and electricity purchases have decreased by 3% since 2005, primarily due to a reduction in employee business travel.	In 2007, CIBC consumed 808 thousand gigajoules (GJ) of energy, a reduction of approximately 11,000 GJ.

(1)	All values for direct and indirect CO2 emissions are based on the GHG Protocol Initiative. For CO2 emissions from purchased electricity, Environment Canada’s National Inventory Report 1990 — 2005 has also been used to calculate provincial greenhouse gas emissions conversion factors. As a result, 2005 and 2006 data has been restated accordingly.

(2)	Energy consumption data (and its associated CO2 emissions) is from CIBC’s retail branch network and owned office buildings.

30	CIBC Annual Accountability Report 2007

Public Accountability Statement
of actively reusing its office furniture. Since 2005, the first year we began monitoring such items, we have diverted 18,886 pieces of office furniture from landfills (7,028 pieces in 2007).
     In an effort to provide an environmentally friendly workplace for our employees, we are integrating sustainable design criteria into our existing building standards. Our approach is to continue to evaluate and integrate all opportunities for the reduction and rationalization of energy and materials use within the physical building, interior and exterior, and mechanical and electrical systems. Our overall goal is to achieve a building design equivalent to or better than LEED (Leadership in Energy & Environmental Design) Certification.
     In 2007, we implemented a new and sustainable mechanical and electrical design standard for CIBC, with our first pilot location using this standard scheduled to open by 2008. This design approach includes efficient management of energy and water resources, management of material resources and waste, protection of environmental quality, protection of health and indoor environmental quality and reinforcement of natural systems.
     This year, we also started a program to replace old and inefficient heating, ventilation and air-conditioning systems. This program focuses on life-cycle analysis, identifying components past their operational life expectancy and replacing them with more efficient and environmentally friendly products and materials. Examples of the components included in this initiative are roofs, windows, flooring and furniture.
     Our lighting technology undergoes continuous improvements to optimize energy savings, including the installation of daylight sensors for ABM lobby lighting, motion sensors in all back areas and timers for exterior signage. In any new builds or renovations, we specify low-E glass, along with proper blinds to reduce heat gain and solar glare and improve our energy savings. CIBC is also investigating the potential benefits of cool roofing systems.
Procurement
CIBC has integrated environmental considerations into its procurement activities in keeping with its objective of forming business relationships with suppliers who follow acceptable environmental management practices. CIBC’s Environmentally Responsible Procurement Standard, formalized and published in 2007 following consultation with external stakeholders, outlines requirements for the integration of environmental criteria into all applicable procurement activities.
     The Standard’s environmental evaluation form used at the outset of a supplier relationship includes reporting criteria related to suppliers, environmental management systems as well as product-specific questions on energy efficiency, efficient use of natural resources, recycling options, product take-back options, and conditions to promote ecologically sustainable forest practices.
     For more information on CIBC and the environment, visit www.cibc.com.

Paper purchases (tonnes)	Computers for Schools donations (# of computer components)

In 2007, CIBC purchased 1,750 tonnes of office paper, a reduction of 22% since 2005.	CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since it was established in 1993, we have donated more than 38,500 computer components.

CIBC Annual Accountability Report 2007	31

     Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2007

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	89
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	47
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.	2,973
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	6,247
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC Asia Limited	Singapore, Singapore	7
CIBC World Markets plc	London, England, U.K.	390
CIBC Australia Limited	Sydney, New South Wales, Australia	19
CIBC World Markets (Japan) Inc.	Tokyo, Japan	33

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III, L.P., which was incorporated in the state of Nevada, U.S.A.; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

138	CIBC Annual Accountability Report 2007

Governance
Demonstrating sustained leadership in governance practices
The Board of Directors and management of CIBC are committed to excellence in governance and recognize how our leadership in the area of governance contributes to CIBC’s long-term success. Not only do we conduct regular reviews and assessments of governance trends and practices, but we listen to our shareholders and employees. Our objective is to continue strengthening our governance structure and processes. We are proud that external organizations are publicly acknowledging our governance achievements.
     In 2007, the Canadian Coalition for Good Governance (CCGG) recognized CIBC for best practices in shareholder communications and compensation disclosure. In addition, CCGG identified CIBC as one of only four Canadian companies with an “innovative” disclosure practice. We are honoured that CCGG presented us with a 2007 Honourable Mention Governance Gavel Award for Excellence in Director Disclosure.
     In its June 2007 final report, the ICD Blue Ribbon Commission on The Governance of Executive Compensation in Canada listed CIBC as an example of “best practice” in compensation disclosure. CIBC continues to listen to shareholders and employees and participate in industry discussions on executive and director compensation disclosure proposals, as we strive to excel in this area.
     CIBC maintains its inclusion on a number of global indices that assess responsible business policies and practices, including the Dow Jones Sustainability World Index, the FTSE4Good Index and the Jantzi Social Index.
Practicing independent assessment and oversight
The Board recognizes the importance of maintaining its independence. All but one of CIBC’s directors are considered independent under the Board’s Independence Standards which are derived from the Affiliated Persons Regulations under the Bank Act, the corporate governance rules of the New York Stock Exchange (NYSE) and the corporate governance guidelines of the Canadian Securities Administrators. Gerry McCaughey is not independent because he is CIBC’s President and Chief Executive Officer. Our Board of Directors Independence Standards are available at www.cibc.com.
     The Board’s independent decision-making is not driven exclusively by the Board’s annual determination of each director’s independence. The Board uses other tools to achieve independence as well. Every year the Board reviews, and discloses, any Board interlocks as well as a director’s service on other public company audit committees. The Board also regularly reviews whether directors have a material interest in a CIBC transaction, with an affected director excusing himself or herself from the meeting at which the transaction is being considered and not voting on any resolution to approve that transaction. The Board and its committees may obtain the advice of external experts without involving management and conduct regular sessions without any members of management present. These tools assist the Board in making independent and effective decisions.
Guided by an effective governance framework and committee structure
CIBC’s governance framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. At the heart of this framework is a robust set of governance and control policies and procedures, overseen by a qualified and experienced Board of Directors with diverse backgrounds and skills; and supported by a constructive relationship between the Board and management.
     The Board has established four committees to assist in carrying out its duties and to enhance governance. Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. (See table on page 34.)
Committed to transparent and timely reporting
The directors and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Providing governance information to all our stakeholders
CIBC is committed to providing all our stakeholders with comprehensive and easily accessible information about governance. Further details regarding CIBC’s

CIBC Annual Accountability Report 2007	33

Governance
corporate governance are posted on our website at www.cibc.com. Please refer to any of the following documents for more information:
•	CIBC’s Statement of Corporate Governance Practices, which states our vision, describes our comprehensive governance framework, details the Board’s responsibilities and describes Board policy on Board composition, responsibilities and performance evaluation; director nomination, tenure, independence and education; director and executive compensation; management succession and CIBC’s codes of conduct and ethics.
•	A summary of significant differences between CIBC’s governance practices and those required by U.S. domestic issuers listed on the New York Stock Exchange is available at www.cibc.com.
•	CIBC’s Code of Conduct, which promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of trust, teamwork and accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct and directors certify annually on the CIBC Code of Ethics.
•	CIBC’s Management Proxy Circular, which provides information on each of our directors, reports on each of our Board Committees and offers a complete discussion on our corporate governance practices.

Board Committee	Key Responsibilities

Audit Committee	• Reviews the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting;

• Monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements;

• Selects the external auditors for shareholder approval;

• Reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors;

• Acts as the Audit Committee for certain federally regulated subsidiaries.

Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, C.M. Trudell, R.W. Tysoe

Corporate Governance Committee	• Assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).

Members: J.H. Bennett (Chair), G.F. Colter, G.D. Giffin, J.S. Lacey, C. Sirois

Management Resources and Compensation Committee	• Assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)

Risk Management Committee	• Assists the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Members: B.S. Belzberg, G.D. Giffin, J.P. Manley, L. Rahl, S.G. Snyder (Chair)

G.T. McCaughey and W.A. Etherington are invited to attend meetings of these committees and attend as many meetings as possible.

Management Committee	Key Responsibilities

Capital and Risk Committee
•  Oversees credit, liquidity, market and operational risks and matters relating to the composition and usage of CIBC’s balance sheet (including capital) and the measurement, monitoring and control of related resources.

Disclosure Committee	• Assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC disclosure.

•  The purpose of the committee is to promote consistent disclosure practices aimed at accurate, complete, timely and broadly disseminated disclosure of material information about CIBC to the market in accordance with applicable laws and stock exchange requirements.

Reputation and Legal Risks Committee	• Provides management oversight of all reputation risks and legal risks associated with transactions between CIBC and its clients.

Governance and Control Committee
•  Acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.

34	CIBC Annual Accountability Report 2007

Board of Directors
Brent S. Belzberg (2005)
President and Chief Executive Officer
Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President
CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
President, Annandale Farms Inc.
(Kenosee Lake, Saskatchewan, Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board
CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer
Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Counsel
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Leslie Rahl (2007)
President
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer
TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell (2005)
Senior Vice-President and Chief Personnel Officer
PepsiCo, Inc.
(Purchase, New York, U.S.A.)
Ronald W. Tysoe (2004)
Retired Vice Chairman
Macy’s Inc.
(New York, New York, U.S.A.)
Senior Executive Team
Gerry McCaughey
President and Chief Executive Officer
CIBC
Sonia Baxendale
Senior Executive Vice-President
CIBC Retail Markets
Mike Capatides
Senior Executive Vice-President
and General Counsel
Legal and Regulatory Compliance
Ken Kilgour
Senior Executive Vice-President
and Chief Risk Officer
Risk Management
Ron Lalonde
Senior Executive Vice-President
Administration, Technology and
Operations
Brian Shaw
Senior Executive Vice-President CIBC
and Chairman and Chief Executive Officer
CIBC World Markets
Richard Venn
Senior Executive Vice-President
Corporate Development
Tom Woods
Senior Executive Vice-President
and Chief Financial Officer
Finance
Senior Officers
Mike Boluch
Executive Vice-President
Technology Solutions
Administration, Technology
and Operations
Gary Brown
Managing Director
Head of U.S. Region
CIBC World Markets
Michelle Caturay
Vice-President and Corporate Secretary
Legal and Regulatory Compliance
Colette Delaney
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Victor Dodig
Executive Vice-President
Wealth Management
CIBC Retail Markets
John Ferren
Vice-President
Investor Relations
Finance
Stephen Forbes
Senior Vice-President
Communications and Public Affairs
Administration, Technology
and Operations
Warren Gilman
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Michael Higgins
Managing Director
Real Estate Finance
CIBC World Markets
Michael Horrocks
Executive Vice-President and Treasurer
Treasury
Finance
Ernie Johannson
Senior Vice-President
Marketing
CIBC Retail Markets
Christina Kramer
Executive Vice-President
Distribution Services
CIBC Retail Markets
David Leith
Deputy Chairman
Global Head of Investment
and Corporate Banking
CIBC World Markets
Peter Letley
Managing Director
Head of Europe Region
CIBC World Markets
Cheryl Longo
Senior Vice-President
Card Products
CIBC Retail Markets
Rick Lunny
Executive Vice-President
Lending, Insurance and Amicus
CIBC Retail Markets
Art Mannarn
Executive Vice-President
Global Operations
Administration, Technology
and Operations
James McSherry
Executive Vice-President and Managing Director
Commercial Banking
CIBC World Markets
Kimberly McVittie
Ombudsman and Chief Privacy Officer
Legal and Regulatory Compliance
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Legal and Regulatory Compliance
Jacqueline Moss
Executive Vice-President
Human Resources
Administration, Technology
and Operations
John Orr
Executive Vice-President
and Managing Director, Deputy Head
of Corporate Development and
Head of International Retail Banking
Corporate Development
Kevin Patterson
Senior Vice-President
and Chief Auditor
Internal Audit and Corporate Security
Legal and Regulatory Compliance
Richard Phillips
Deputy Chairman
Head of Global Equities
CIBC World Markets
Bruce Renihan
Executive Vice-President and Controller
Finance
Francesca Shaw
Senior Vice-President
and Chief Accountant
Finance
Grant Westcott
Executive Vice-President
Technology Infrastructure
Administration, Technology
and Operations

CIBC Annual Accountability Report 2007	35

Shareholder Information
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(416) 643-5500 or fax (416) 643-5501
1 (800) 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
CIBC head office
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: (416) 980-2211
SWIFT code: CIBCCATT
Telex number: 065 24116
Cable address: CANBANKATOR
Website: www.cibc.com
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
Normal course issuer bid
On November 9, 2007, the TSX accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2008. Under this bid, from time to time, we may purchase for cancellation up to 9 million common shares. A copy of CIBC’s Notice of Intention to make a Normal Course Issuer Bid filed with the TSX is available to any shareholder of CIBC, without charge, upon request to the Corporate Secretary at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2.
Annual meeting of shareholders
Shareholders are invited to attend the CIBC Annual Meeting of Shareholders on Thursday, February 28, 2008 at 10 a.m. (Eastern Standard Time) in Toronto, Ontario at the Fairmont Royal York, The Canadian Room, 100 Front Street West, Toronto, Ontario M5J 1E3
CIBC Annual Accountability Report 2007
Additional print copies of the Annual Accountability Report may be obtained by calling (416) 980-6657 or e-mailing financialreport@cibc.com.
The Annual Accountability Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le (416) 980-6657 ou nous faire parvenir un courriel à rapportfinancier@cibc.com.
Le rapport annuel est aussi disponible en ligne à www.cibc.com.
Further information
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028 or e-mail investorrelations@cibc.com.
Communications and Public Affairs: Financial, business and trade media may call (416) 980-4523 or fax (416) 363-5347.
CIBC telephone banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1 (800) 465-2422 toll-free across Canada.
Office of the CIBC Ombudsman: The CIBC Ombudsman can be reached by telephone at 1 (800) 308-6859 (Toronto (416) 861-3313) or by fax at 1 (800) 308-6861 (Toronto (416) 980-3754).
The following are trademarks of CIBC or its subsidiaries
Axiom Portfolios, CIBC Access for All, CIBC Advantage, CIBC Aerogold Visa, CIBC Aeroplan Mileage Multiplier, CIBC Edge Advantage, CIBC Education Line of Credit, CIBC Enviro-Saver, CIBC Everyday, CIBC Financial HealthCheck, CIBC Imperial Service, CIBC Logo, CIBC Platinum Visa, CIBC Private Wealth Management, CIBC 60 Plus Advantage, CIBC Small Business Customized Access, CIBC Spirit of Leadership Community Award, CIBC World Markets, CIBC World Markets Children’s Foundation, CIBC Youthvision, CIBC CreditSmart, FirstCaribbean International Bank, “For what matters”, HLC Home Loans Canada, Miracle Day, Professional Edge, Renaissance Investments, SmartStart, Wood Gundy.
The following are trademarks of other parties
A Caring Company Imagine & Design is a registered trademark of the Canadian Centre for Philanthropy.
AEROPLAN is a registered trademark of Aeroplan Limited Partnership.
Big Brothers Big Sisters of Canada is a trademark of Big Brothers of Canada.
Computers for Schools is a trademark of Industry Canada.
Green Power Certificates is a trademark of British Columbia Hydro and Power Authority.
Junior Achievement is a registered trademark of Junior Achievement of Canada.
National Aboriginal Achievement Awards is a registered trademark of the National Aboriginal Achievement Foundation.
President’s Choice and President’s Choice Financial are trademarks of Loblaw Companies Limited; CIBC licensee of marks. President’s Choice Financial services are provided by CIBC.
Run for the Cure is a trademark of Canadian Breast Cancer Foundation, used under license.
United Way logo is a registered trademark of United Way of Canada.
® Registered trademark of Visa International Inc. / CIBC Licensed User.
Wellness Checkpoint is a registered trademark of Infotech Inc.
YMCA is a trademark of YMCA Canada.
Skills International services are owned and provided by The Waterloo Region District School Board, WIL Employment Connections in London and COSTI Immigrant Services
From Pages 17 AND 47: President’s Choice Financial received the highest numerical score among midsize retail banks in the proprietary J.D. Power and Associates 2007 Canadian Retail Banking Customer Satisfaction StudySM. Study based on responses from 11,325 retail banking customers measuring 18 banks. Proprietary study results are based on experiences and perceptions of consumers surveyed in July 2007. Your experiences may vary. Visit jdpower.com

CIBC Annual Accountability Report 2007	161